Exhibit (a)(5)(ii)

10990 Roe Avenue Overland Park, KS 66211 Phone 913 696 6100 Fax 913 696 6116 News Release

YRC Worldwide Announces $100 Million Tender Offer for

Debt Securities

OVERLAND PARK, KAN., November 25, 2008 – YRC Worldwide Inc. (NASDAQ: YRCW) today announced that it has commenced a cash tender offer to pay an aggregate purchase amount (including accrued and unpaid interest) not to exceed $100 million (the “Maximum Aggregate Purchase Amount”) for its contingent convertible senior notes and notes of YRC Regional Transportation, Inc. (formerly USFreightways Corporation), the company’s wholly owned subsidiary. The principal purpose of the tender offer is to purchase notes up to the Maximum Aggregate Purchase Amount, reduce debt and interest costs, increase net income and improve leverage. The series of notes that are the subject of the tender offer (the “Notes”) are listed in the table below with other information relating to the tender offer. The terms and conditions of the tender offer are described in an Offer to Purchase, dated November 25, 2008, and the accompanying Letter of Transmittal, which are being sent to holders of Notes.

CUSIP Numbers	Title of Securities	Issuer	Aggregate Principal Amount Outstanding	Acceptance Priority Level	Purchase Price (1)
985509 AN 8	5.0% Contingent Convertible Senior Notes due 2023	YRC Worldwide Inc.	$850,000	1	$450

985577 AA 3	5.0% Net Share Settled Contingent Convertible Senior Notes due 2023	YRC Worldwide Inc.	$235,987,000	2	$450

985509 AQ 1	3.375% Contingent Convertible Senior Notes due 2023	YRC Worldwide Inc.	$5,384,000	3	$370

985577 AB 1	3.375% Net Share Settled Contingent Convertible Senior Notes due 2023	YRC Worldwide Inc.	$144,616,000	4	$370

916906 AB 6	8 1/2% Guaranteed Notes due April 15, 2010	YRC Regional Transportation, Inc.	$150,000,000	5	$620

(1)	Per $1,000 principal amount of Notes that are accepted for purchase. Does not include Accrued Interest.

The tender offer will expire at 12:00 midnight, New York City time, on December 23, 2008, unless extended or earlier terminated (the “Expiration Date”). Holders of Notes who validly tender their Notes on or before the Expiration Date and whose Notes are accepted for purchase will receive the applicable Purchase Price set forth in the table above (“Purchase Price”), plus accrued and unpaid stated interest up to, but not including, the payment date (“Accrued

Interest”). Payment for Notes validly tendered (and not validly withdrawn) and accepted for purchase is expected to be made promptly after the Expiration Date.

If Notes are validly tendered (and not validly withdrawn) in the tender offer such that the aggregate Purchase Price, plus Accrued Interest, exceeds the Maximum Aggregate Purchase Amount, the company will accept for purchase, up to the Maximum Aggregate Purchase Amount, Notes in accordance with the Acceptance Priority Level (as set forth in the table above) in numerical priority order. Therefore, all Notes validly tendered (and not validly withdrawn) in the tender offer having a higher Acceptance Priority Level will be accepted before any Notes validly tendered (and not validly withdrawn) having a lower Acceptance Priority Level are accepted, up to the Maximum Aggregate Purchase Amount and subject to possible proration as described in the Offer to Purchase.

Due to the size of the Maximum Aggregate Purchase Amount, all Notes validly tendered (and not validly withdrawn) in the tender offer having a first Acceptance Priority Level will be accepted for purchase and will not be subject to proration and all Notes validly tendered (and not validly withdrawn) in the tender offer having a second Acceptance Priority Level may be accepted for purchase on a pro rata basis. Due to the size of the Maximum Aggregate Purchase Amount and depending on the principal amount of Notes of each series validly tendered (and not validly withdrawn), Notes with a third, fourth or fifth Acceptance Priority Level validly tendered (and not validly withdrawn) may not be accepted for purchase or may be accepted for purchase on a pro rata basis.

Notes tendered pursuant to the tender offer may be validly withdrawn at any time on or prior to the Expiration Date by following the procedures described in the Offer to Purchase.

The consummation of the tender offer is not conditioned upon any minimum amount of Notes being tendered, but is conditioned upon the satisfaction or waiver of the conditions set forth in the Offer to Purchase. One such condition is that the employees of subsidiaries of the company represented by the International Brotherhood of Teamsters who are subject to the National Master Freight Agreement, effective April 1, 2008 through March 31, 2013, shall have ratified an amendment to that agreement regarding a wage reduction. The company is currently discussing with the International Brotherhood of Teamsters a proposal to enter into such an amendment.

This news release is for informational purposes only and is not an offer to buy, or the solicitation of an offer to sell, any of the Notes. The full details of the tender offer for the Notes, including complete instructions on how to tender Notes, will be included in a Schedule TO (including the Offer to Purchase and the accompanying Letter of Transmittal) that is being filed by the company today with the Securities and Exchange Commission (the “Commission”). The information in this news release is qualified by reference to the Schedule TO, Offer to Purchase and the accompanying Letter of Transmittal. Noteholders are strongly encouraged to read carefully the Offer to Purchase, the accompanying Letter of Transmittal and any other related materials, including materials filed with the Commission, because they will contain important information. Noteholders may obtain free copies of these materials, including the Offer to Purchase and the accompanying Letter of Transmittal, once they are filed with the Commission at the Commission’s website at www.sec.gov.

Goldman, Sachs & Co. is the Dealer Manager of the tender offer. Persons with questions regarding the tender offer should contact Goldman, Sachs & Co. at (212) 357-4692 or (toll-free) (800) 828-3182 (Attention: Liability Management Group). Requests for copies of the Offer to Purchase, Letter of Transmittal and related materials should be directed to Global Bondholder Services Corporation, the Information Agent and Depositary for the tender offer, at (212) 430-3774 (for banks and brokers only) or (866) 470-4300 (for all others and toll-free).

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Certain statements in this news release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (each a “forward-looking statement”). Forward-looking statements include those preceded by, followed by or include the words “will,” “may,” “expect” or similar expressions. The company’s actual results could differ materially from those projected by these forward-looking statements due to a number of factors, including (without limitation), the principal amount of Notes of each series tendered, the satisfaction or waiver of the conditions of the tender offer contained in the Offer to Purchase, and the risk factors that are from time to time included in the company’s reports filed with the Commission, including the company’s Annual Report on Form 10-K for the year ended December 31, 2007.

YRC Worldwide Inc., a Fortune 500 company and one of the largest transportation service providers in the world, is the holding company for a portfolio of successful brands including Yellow Transportation, Roadway, Reimer Express, YRC Logistics, New Penn, Holland, Reddaway, and Glen Moore. The enterprise provides global transportation services, transportation management solutions and logistics management. The portfolio of brands represents a comprehensive array of services for the shipment of industrial, commercial and retail goods domestically and internationally. Headquartered in Overland Park, Kansas, YRC Worldwide employs approximately 58,000 people.

Investor Contact:	Sheila Taylor YRC Worldwide Inc. 913.696.6108 sheila.taylor@yrcw.com	Media Contact:	Suzanne Dawson Linden Alschuler & Kaplan 212.329.1420 sdawson@lakpr.com

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